

Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

Laurie L. Green
954 468 7808
laurie.green@hklaw.com

Received SEC
MAY 17 2013
Washington, DC 20549

May 16, 2013

John P. Nolan
Senior Assitant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

Re: OUR MicroLending, LLC
Amendment No. 10 to Offering Statement on Form 1-A
Filed April 30, 2013
File No. 024-10286

Dear Mr. Nolan:

On behalf of OUR MicroLending, LLC (the "Company"), please find enclosed seven copies of Amendment No. 11 to the Company's Offering Statement on Form 1-A (the "Offering Statement"). Also enclosed are 3 copies marked to show changes from Amendment No. 10.

In addition, on behalf of the Company, we hereby respond to the Commission Staff's comment letter, dated May 13, 2013, regarding Amendment No. 10 to the Offering Statement, filed with the Commission on April 30, 2013. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

<u>**Business**</u>

<u>**Overview, page 10**</u>

1. **Please expand the last sentence of the disclosure to state that the company funded its lending operations by using funds from the sale of principal amounts of certificates.**

We have revised the disclosure on page 10 accordingly.

Defaults: Collection Activities, page 13

2. **We have reviewed your response to our prior comment number 11. Please expand the disclosure to state that for loans for which the borrower is making partial payments the company believes, if true, that the collateral/guarantor-co-borrower is adequate and the allowance for loan loss could cover any such loan.**

    We have revised the disclosure on page 14 accordingly.

3. **We have reviewed your response to our prior comment number 12. We note that you state that the company's loan modifications are not troubled-debt restructurings. Please expand the disclosure to state, if true, that you have no loan modifications and therefore you have no troubled-debt restructurings. In addition, please expand the disclosure to state that for loans making partial payments that were disbursed in 2008 and 2009 these loans have an allowance for loan losses of 100%.**

    We have revised the disclosure on page 15 accordingly.

4. **We have reviewed your response to our prior comment number 13. Please expand the disclosure to state, if true, that the company takes a 5% general reserve based on practice in the microfinance industry and recent loss experience. Also, state that the company's allowance for loan losses reflects probable loan losses inherent in the loan portfolio as of the balance sheet date.**

    We have revised the disclosure on page 14 accordingly.

Collection Activities - Hired Outside Consultants to Assist with Collections, page 15

5. **Reference is made to the company's collection experienced for past due loans and the number of loans that have been past due which has decreased as noted by the bullet points. Please state the dates of this information as it is not consistent with the aging tables presented on page 15 or delete this information.**

    Please note that the aging tables presented on page 15 reflect the number of cumulative past due loans, not the amount of loans made in the year. The table on page 12 reflects the number of new loans made each year, which is consistent with the amounts in the bullet points. The tables do not reflect the amount of past due loans that were made in the year they were disbursed. As a result, we believe the disclosure is accurate and no change is necessary.

Profitability, page 16

6.   Reference is made to the first paragraph. Please revise the disclosure to state that the total amount of new loans during 2012 was $927,149 or 119.37% of the amount of new loans made during the year ended December 31,2011 of $776,671.

The disclosure has been revised on page 18 accordingly.

Description of Certificates, page 21

7.   Please revise the disclosure to state that as of December 31, 2012, you have issued in this Offering $673,500 Certificates with an aggregate principal amount of $673,500 since subsequent to year end you sold $270,000 Certificates.

The disclosure has been revised on page 21 to indicate that as of the date of the Offering Circular, 943,500 Certificates with an aggregate principal amount of $943,500 have been issued.

Management Relationships, Transactions and Remuneration, page 30

8.   Please revise the disclosure to state that as a result, loans in the aggregate principal amount of $42,450 will be renewed every 90 days and loans in the aggregate principal amount of $177,089 will be renewed yearly for three years.

The disclosure has been revised on page 27 accordingly.

Consolidated Financial Statements - September 30, 2012 Notes to the Financial Statements Note 6 - Related Party Transactions Member Contributions, page 11

9.   We have reviewed your response to our prior comment number 43. You represent that the member contributions are $500,000 per the consolidated statement of changes in members' equity. On the cash flow statement you represent $121,745 cash was received from members and $586,326 was due to the conversion of loans to members' capital for a total of $708,071. Please reconcile the representations on the cash flow statement with the representations on the changes in members' equity and revise the note accordingly.

The Statement of Changes in Members' Equity as of the year ended December 31, 2012 has been revised to be consistent with Note 6, Related Party Transactions - Member Contributions, and the Cash Flow Statement.

Note 14 - Fair Value Measurements, pages 14-15

10.   **We have reviewed your response to our prior comment number 44 and for the year ended December 31, 2011 your response to our prior comment number 55. It is unclear why the carrying value and fair value are identical for loans payable greater than 12 months and impaired loans as disclosed in Note 6. Please revise or advise.**

Management believes, and it is and has been the Company's practice since inception, that the carrying value and fair value are identical and equal to the book value for "loans payable" greater than 12 months and impaired loans for the following reasons:

- The United States has minimum inflation – management believes there is no reason to adjust these accounts since inflation is not significant. As a result, there is no need to adjust the value of the Company's financial instruments.

- The Company always pays interest on time on loans payable, so the carrying value and fair value of the principal keep the same value. These loan payables are with related parties and the Company has always paid the amounts due (carrying value). Further, the Company's policy with respect to the carrying value and fair value has not changed from the disclosure in the financial statements that were included in the Form 1-A that was qualified by the SEC in December, 2011, and therefore, the Company does not believe further change to this policy is required at this time.

- Impaired loans, as defined, are loans that are not performing as agreed. However, management considers the financial instruments as short term financial instrument and the best value for these is the book value, which is equal to the carrying value and fair value.

Consolidated Financial Statements - December 31, 2011

Financial Statements

Consolidated Statement of Cash Flows, page 4

11.   **We have reviewed your response to our prior comment number 46. Please provide a roll forward of loans payable and tell us how the consolidated statement of cash flows supports the changes in cash flows from 12/31/10 to 12/31/12.**

The roll forward is attached to this letter as Annex A. The statement of cash flows (12/31/12), which reflects disclosure of non-cash financing activities – Capitalization of accrued interest on loans payable (this disclosure is not in the financial statements as of

December 31, 2011 because there was no capitalization of accrued interest that year), and the supplemental disclosure of cash flow information, together supports the changes.

12.   **We have reviewed your response to our prior comment numbers 47, 49 and 51. You represent that the member contributions are $500,000 per the consolidated statement of changes in members' equity. On the cash flow statement you represent $338,333 cash was received from members and $291,929 was due to the conversion of loans to members' capital for a total of $630,262. Please reconcile the representations on the cash flow statement with the representations on the changes in members' equity and revise the related note accordingly.**

The Statement of Changes in Members' Equity as of the year ended December 31, 2011 and Note 7, Related Party Transactions - Member Contributions, have been revised to be consistent with the Cash Flow Statement.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:

Laurie Green

ROLL FORWARD OF LOANS PAYABLE & ACCRUED INTEREST PAYABLE

Loans Payable

Beginning Balance 2010	$	731,892
New Loans	$	453,947
Capitalization of accrued Interest	$	-
Principal Reductions	$	(57,500)
Ending Balance 2010	$	1,128,339
Loans payable converted to members' capital	$	-
Ending Balance 2010, NET	$	1,128,339
Beginning Balance 2011	$	1,128,339
New Loans	$	253,000
Capitalization of accrued Interest	$	-
Principal Reductions	$	(409,522)
Ending Balance 2011	$	971,817
Loans payable converted to members' capital	$	291,929
Ending Balance 2011, NET	$	679,888
Beginning Balance 2012	$	679,888
New Loans	$	139,154
Capitalization of accrued Interest	$	35,373
Principal Reductions	$	(48,550)
Ending Balance 2012	$	805,865
Loans payable converted to members' capital	$	586,326
Ending Balance 2012, NET	$	219,539

Accrued Interest Payable

Beginning Balance 2010	$	4,808
Accrued Interest 2010	$	83,715
Cash paid for Interest	$	(71,531)
Capitalization of accrued Interest	$	-
Ending Balance 2010	$	16,992
Beginning Balance 2011	$	16,992
Accrued Interest 2011	$	78,814
Cash paid for Interest	$	(72,542)
Capitalization of accrued Interest	$	-
Ending Balance 2011	$	23,264
Beginning Balance 2012	$	23,264
Accrued Interest 2012	$	63,555
Cash paid for Interest	$	(43,092)
Capitalization of accrued Interest	$	(35,373)
Ending Balance 2012	$	8,354